JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

25 November 2003

03037701

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

SUPPL

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
INTERIM RESULTS

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Interim Results for the six-months ended 30 September 2003 - **Dated 20 November 2003**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

SAB MILLER

03 DEC -1 7:21

INTERIM ANNOUNCEMENT

Ref 19/03

STRONG ORGANIC EARNINGS GROWTH

London and Johannesburg, 20 November 2003. SABMiller plc today announces its six-month results to 30 September 2003. Highlights are:

Financial

	2003 US$m	2002 US$m #	% change
Turnover	**6,328**	3,977	59
EBITA *	**889**	553	61
Profit before tax	**666**	374	78
Adjusted profit before tax	**801**	479	67
Adjusted earnings	**423**	257	64
Adjusted earnings per share			
- US cents	**35.5**	26.8	32
- UK pence	**22.0**	17.8	24
- SA cents	**268.3**	276.7	(3)
Basic earnings per share (US cents)	**25.9**	16.7	55
Dividends per share (US cents)	**7.5**	6.5	15
Net cash inflow from operating activities	**1,088**	694	57

 # Includes Miller Brewing Company for three months.
** Earnings before interest, taxation and goodwill amortisation, and before exceptional items (see note 3).*
Note: Adjusted profit before tax excludes exceptional items and goodwill amortisation. The calculation of adjusted earnings is given in note 5.

Operational

- **Lager beer volumes up 31% to 76 million hls, organic up 3.2%**
- **Group EBITA up 61%**
  – organic, constant currency EBITA up 21%
- **Excellent performance in Europe, EBITA up 51%**
  – organic, constant currency EBITA up 27%
- **Strong results from Beer South Africa, EBITA up 56%**
  – organic, constant currency EBITA up 14%
- **Africa and Asia EBITA up 18%**
- **Miller performance on plan**

Statement from Graham Mackay, Chief Executive

"Strong underlying business performance delivered excellent results with group EBITA up 61% and adjusted earnings per share up 32%. Organic, constant currency EBITA growth of 21% was impressive with, notably, Europe up 27% and Beer South Africa up 14%. Our Africa and Asia business once again delivered a good performance from its widespread portfolio with EBITA up 18%.

In Miller, the emphasis remains firmly on our longer term strategy and action plans. Progress is being made in each of the four key focus areas, whilst financial performance remains in line with our expectations. Our Central America operation is starting to benefit from our initiatives to enhance its brand portfolio and distribution activities.

We have strengthened our international operations and enhanced our future growth potential through selective strategic acquisitions, which we have financed from our strong internal cash flows and available borrowing facilities."

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Mob: +44 7850 285471
Anna Miller Salzman	Head of Investor Relations	Mob: +44 7973 837070
Gary Leibowitz	VP of Investor Relations (USA)	Mob: +44 7717 428540
Nigel Fairbrass	Head of Financial Media	Mob: +44 7799 894265
Philip Gawith	The Maitland Consultancy Ltd	Tel: +44 20 7379 5151

A live webcast of the management presentation to analysts will begin at 9.30am (GMT) on 20 November 2003.
This announcement, a copy of the slide presentation and video interviews with management are available on the SABMiller plc website at www.sabmiller.com . Video interviews with management can also be found at www.cantos.com.

Registered office: Dukes Court, Duke Street, Woking, Surrey, GU21 5BH

Telephone: +44 1483 264000
Telefax: +44 1483 264117

Business review

In the first half of the year we have delivered good organic volume increases and strong earnings growth particularly from our European, South African and Africa and Asian businesses, whilst continuing to enhance our operations internationally through selective strategic acquisitions. In North and Central America we are pursuing vigorously our strategies and action plans and performance there remains in line with our previously stated expectations.

Total beverage volumes were 93 million hectolitres (hls), a 24% increase on the comparable six-month period, with organic growth of 2.3%. Lager beer volumes were up 31% to 76 million hls, representing organic growth of 3.2%. Strong business performance has delivered reported EBITA of US$889 million (up 61%), assisted generally by favourable currency movements, in particular the South African rand. On an organic, constant currency basis, EBITA increased 21%. Adjusted earnings are up by 64%, to US$423 million, with adjusted earnings per share of 35.5 US cents, up 32% on the first six months of the prior year.

The board has authorised an interim dividend of 7.5 cents, a rise of 15.4%. This partly reflects the increase in earnings together with an intention to raise the interim dividend as a percentage of the full year dividend.

The balance sheet remains strong and net cash inflow generated from operating activities reached US$1,088 million. In August SABMiller launched a successful US$2,000 million debt offering. The credit rating agencies, Moody's and Standard & Poor's, attached ratings of Baa1 stable and BBB+ stable respectively, to the bonds.

North America

In North America the Miller management team is building a foundation for the stabilisation, recovery and long-term growth of the business emphasising the four key focus areas we outlined at the end of the previous financial year. Within the second fiscal quarter, improved market execution and advertising stimulated sales of the Miller Lite brand. However overall company volumes continued to decline albeit at a slower rate. The new marketing approach to re-energise the Miller brands has been launched and initial reaction has been good.

Central America

The EBITA contribution from our Central American business was below prior year. However, the first half results do not reflect benefits from the extensive work that has been taking place to strengthen our brand portfolios and improve distribution for both beer and CSDs. Sales trends from September have improved and we are confident that we will begin to see the benefits coming through during the second half.

Europe

Our European businesses delivered a 51% increase in EBITA in the half year, assisted by generally good summer weather, with 27% organic growth in constant currency terms. We anticipate continued growth in our key European markets, supported by favourable economic and structural trends as new countries enter the European Union. We will build on our strong in-country positions to take advantage of the growing demand for international premium brands. In Italy the integration of our newly acquired operation, Peroni, is proceeding according to our expectations.

Africa and Asia

Our portfolio of businesses, combined with our Castel alliance, diversifies country risk and gives us a unique footprint across the African continent. The African countries produced a good EBITA performance in the half year with benefits from the East African restructuring initiatives, strong operational performances and an increased contribution from Castel.

We have further consolidated our position in China through the acquisition in June of a 29.6% stake in Harbin, and we have established ourselves as the number two brewer in India, through a joint venture with the Shaw Wallace group of companies.

South Africa

Further opportunities to grow volumes and drive margin improvement continue to be pursued by Beer South Africa. We aim to continue our growth in share of the total alcoholic drinks market in the medium term through the introduction of new products and driving the shift from other alcoholic drinks to beer.

In the last month the uncertainty surrounding the introduction of new liquor legislation has been removed, with the Government committing itself to ensuring that the new Bill would not adversely affect the industry's efficiency.

Outlook

Over the last ten years the Company has pursued a clear strategy to build an international beer business with a global footprint. This strategy of rapid geographic expansion positions the company to deliver sustainable earnings growth by building on our strong domestic operations in growing markets, through the turnaround of the Miller business over time, from developing our positions in large emerging markets, such as China and India, and by distributing our portfolio of international premium brands through our global platform.

Our businesses are well placed to continue the momentum of organic growth. However the rate of reported earnings growth achieved in the first six months, which was enhanced by favourable currency movements, is not expected to be repeated in the second half of the year.

Americas:

North America

Financial summary	2003 US$m	2002* US$m
Turnover	**2,579**	1,307
EBITA #	**249**	102
EBITA margin (%) #	**9.7**	7.8
Sales volumes (hl 000's)		
Lager – excluding contract brewing	***25,030***	*12,734*
Lager – contract brewing	***5,734***	*3,001*
Carbonated soft drinks	***44***	*21*

** Three months*
 # Before exceptional restructuring costs of US$13 million in 2003 (2002: before integration costs of US$5 million and after one-off FMB launch costs of US$16 million).

Throughout 2003, subdued economic conditions, the Iraq conflict and poor weather in some areas combined to curtail growth in the US beer industry, resulting in an industry volume decline of 1.4% for the first nine months of the calendar year. Within this challenging environment, Miller shipments continued a decline that began in the early 1990s. On a *pro forma* basis, domestic sales to retailers fell by 4.4%, whilst total shipment volumes fell by 5.7% to 25.0 million hls.

Accounting for more than a third of Miller's total volume, Miller Lite performance began to demonstrate an improving trend during the period, with sales to retailers down approximately 1%. Within the second fiscal quarter, improved market execution and Miller Lite advertising that emphasises the beer's low-carbohydrate characteristics, stimulated sales. However, broader Miller volume performance was negatively impacted by a substantial decline in flavoured malt beverage ("FMB") sales and weakness in Miller Genuine Draft. Miller High Life continued to post stable results, whilst the balance of the economy brands declined. Pilsner Urquell continued to grow off a low base as further distribution and marketing gains were realised.

Turnover during the first half fell 5.9% versus the *pro forma* adjusted prior year[1], to US$2,579 million. The maintenance of firm pricing policies and implementation of general price increases were offset by the impacts of adverse brand, package and geographic mix. Overall international revenues reflected a stable performance whilst contract brewing revenues declined in line with expected volume declines.

EBITA for the period, of US$249 million before exceptional restructuring charges of US$13 million, was down 2.7% versus the *pro forma* adjusted prior year[1]. However, marketing expenditure in the first half has been lower than initially expected, due to a delay in the timing of marketing spend of some US$35 million in anticipation of the planned Miller brand marketing activity that commenced in early November 2003. These costs will now be incurred in the second half of the financial year, instead of the period under review. EBITA for the six months to 30 September reflects the results of lower sales revenues, an increase in the cost of malt and the negative mix impacts referred to above. These impacts were partly offset by lower fixed manufacturing costs (following the Tumwater facility closure), lower administrative costs (following headquarters and other cost restructuring), and reduced and more focused marketing expenditure (driven by lower FMB spending). Our expectation that full year EBITA will trend lower than comparable prior periods remains unchanged.

[1] *Pro forma* adjusted prior year turnover was US$2,740 million, consisting of US$1,307 million (as shown above) plus US$1,433 million under the ownership of Altria during the period April-June 2002. *Pro forma* adjusted prior year EBITA was US$256 million, consisting of US$102 million (as shown above) plus US$16 million of one-time costs associated with the launch of FMBs, plus US$138 million under the ownership of Altria during the period April-June 2002.

North America (continued)

The new management of Miller has begun to build a foundation for the stabilisation and long-term recovery of the business. After conducting a thorough analysis of business positioning and overall health, Miller will relentlessly focus on four strategic aspects to improve operations: brand building and portfolio shaping; sales and distribution execution; cost leadership and productivity; and organisational effectiveness.

As part of our first area of focus, progress has been made in upgrading our Miller brand family advertising, including an emphasis on the superior intrinsic qualities of these beers. In November, we unveiled the early results of that new approach, built on well-grounded consumer insights and targeted brand profiles. Our advertising is now supported by multiple agencies operating to precise briefs that ensure disciplined execution against strategy.

Our second initiative focuses on strengthening our ability to develop and execute tailored local market plans. Implementation in key markets is on schedule, and is accompanied by progress towards improving the effectiveness of our local marketing expenditures.

Our third area of focus is directed at cost savings to counter the impact of the current volume decline and provide a competitive cost base for the future. Opportunities have been identified to reduce variable and overhead costs, including a recent reduction in the corporate employee base (by a net 200) and transition of our information systems from the previous Altria platform. We also continue to integrate our pension, health care, treasury and other functions previously performed by Altria.

Finally, our performance management system is beginning to stabilise the business as we establish different structures, skills and behaviours, based on clear accountability. We are investing and building the capacity and skills of the organisation through selective recruitment in the crucial areas of marketing and sales.

We firmly believe that the combination of these efforts will result in a stabilisation of the Miller business within the timeframe of two to three years as previously described.

Central America

Financial summary	2003 US$m	2002 US$m	% change
Turnover	**282**	261	8
EBITA #	**32**	35	(9)
EBITA margin (%)#	**11.4**	13.2	
Sales volumes (hl 000's)			
Lager	***882***	*851*	*4*
Carbonated soft drinks	***3,044***	*3,250*	*(6)*
Other beverages	***1,307***	*1,293*	*1*

 # Before exceptional reorganisation costs of US$2 million (2002: before reorganisation costs of US$4 million).

During the period under review progress was made in converting the business into a market-focused enterprise with a strong portfolio of relevant brands. Beer volumes rose by 4% as we strengthened our brand portfolio, established differentiated brand identities and further improved our El Salvador distribution coverage. Our mainstream portfolio initiatives included significant brand rejuvenation through refocused advertising, enhanced labels and improved pack ranges. We are targeting the premium segment, and we are also strengthening our economy offerings to compete more effectively with low-priced spirits.

Overall CSD volumes fell by 6%, reflecting the competitive activity that intensified in El Salvador in the latter half of 2002. We have strengthened our marketing of Coke and other branded products, reinforcing attributes that resonate with consumers. Trends improved from September, and Honduras moved into growth against a backdrop of firm pricing.

Turnover for the period grew by 8% (11% excluding the impact of currency movements) as a result of price increases for both beer (in Honduras) and CSDs, reduced discounting, beer brand and channel mix, and a CSD package mix shift towards higher-priced, non-returnable bottles and cans.

Lower EBITA and margins stemmed in part from lower CSD sales volumes and the resulting impact on the operating leverage of the business. In addition, CSD package mix shifts and increases in certain materials costs had a significant negative impact on gross margins. These impacts were, however, partly offset by lower fixed costs resulting from a wide-ranging restructuring programme embarked upon in the prior year. Asset rationalisation (between beer and CSD activities), greater focus on cost efficiencies in marketing, sales, distribution and production and employee headcount reductions all led to overhead cost savings.

Our efforts to stimulate further growth in beer consumption and a gradual recovery of the CSD profit pool will continue. Financial results for the second half of this year will benefit from our initiatives and more favourable comparisons with the weaker prior year period.

Europe

Financial summary	2003 US$m	2002 US$m	% change
Turnover	**1,337**	899	49
EBITA	**256**	169	51
EBITA margin (%)	**19.2**	18.8	
Sales volumes (hl 000's)			
Lager	***17,961***	*14,212*	*26*
Other beverages	***63***	*75*	*(16)*

The European operations recorded a very strong performance for the first half of the year with organic beer volume up 8% versus prior year, driven primarily by a strong performance in Russia and higher sales in the Czech Republic compared to the same period in the prior year when sales were affected by severe flooding. The recently acquired Peroni business saw its volumes grow ahead of our expectations, with hot weather playing a significant part. EBITA for Europe on an organic, constant currency basis was ahead by 27%, before benefiting from stronger currencies primarily in the Czech Republic, Poland and Hungary. Margin enhancement resulted mainly from improved productivity and pricing generally ahead of local costs. We expect that earnings growth in the next six months will be affected by the marked seasonality of the Italian market and increased marketing spend, including the launch of Miller Genuine Draft in Italy.

The Polish beer market grew by around 4%, with Kompania Piwowarska total volumes up by 5%, and organic volumes marginally ahead of the same period last year. Changes within our distributor incentive programme caused some short term volume difficulties in the second quarter however these have since been resolved and volume growth has resumed. Our strong Kompania Piwowarska brand portfolio, which includes the leading Tyskie brand, drove double-digit EBITA growth for the first six months, with price increases outpacing costs. We are pleased with the progress of the recently acquired Dojlidy business, where the brand portfolio has been significantly restructured. The Zubr brand, acquired with Dojlidy, is already generating a substantial increase in sales.

Results in the Czech Republic were boosted this year by higher sales compared to the prior year, when sales were somewhat affected by severe flooding. Volumes grew 5%, in line with the market, and within this, our premium brand, Pilsner Urquell, was up by 13%, which assisted margin development. A firm currency enhanced an impressive earnings performance.

Despite significant competition in all segments of the Russian market, which grew 8% over the period, our business has posted substantial volume growth, of 68%. Sales of Miller Genuine Draft were up over 80% and the recent launch of our Czech beer, Kozel, has been highly successful. Significant investment in marketing initiatives continues and notwithstanding this, profitability improved further. In Hungary volumes increased by over 5%, we gained market share, and EBITA grew strongly, reflecting sales price increases and cost savings.

In May, SABMiller acquired 60% of Birra Peroni SpA for €246 million (US$295 million, including acquisition costs). Industry volume growth in Italy has been strong, at around 12%, against a poor period last year impacted by very bad weather. Our market share is level at 25% and Peroni maintains its position as the largest brand in the market. Management is currently evaluating the overall brand portfolio and positioning, as well as reviewing route to market strategies and key operating practices. The business has marked seasonality and this, together with the introduction of Miller Genuine Draft, will impact Peroni's earnings in the remainder of this year. Overall, the business is performing in line with our expectations at the time of the acquisition.

Positive organic volume performances in all other countries, particularly Romania where sales volumes grew by over 16% and market share growth was achieved, were helped by the generally good summer weather and led to notable EBITA improvements.

Africa and Asia

Financial summary	**2003 US$m**	2002 US$m	% change
Turnover	**744**	590	26
EBITA	**134**	114	18
EBITA margin (%)	**18.0**	19.3	
*Sales volumes (hl 000's)**			
Lager	***20,677***	*19,283*	*7*
Carbonated soft drinks	***1,671***	*1,902*	*(12)*
Other beverages	***5,369***	*5,328*	*1*

** Castel volumes of 6,091 (2002: 4,971) hls 000's lager beer and 4,967 (2002: 4,391) hls 000's carbonated soft drinks and 1,964 (2002: 404) hls 000's other beverages are not included.*

Africa

Our portfolio of businesses, combined with our Castel alliance, diversifies country risk and gives us a unique footprint across the African continent. The benefits of this are seen in the performance for the six months to September with good beer volume gains in Uganda, driven by the Eagle brand, Mozambique, Tanzania and Swaziland, offset by a decline in Botswana and a significant reduction in Zimbabwe. The net result was unchanged total African lager volumes compared to prior year (excluding Castel sales). A similar pattern was apparent in CSD volumes, with good gains in Angola, offset by steep declines in Zimbabwe.

EBITA performance was strong, with benefits from the East African restructuring initiatives that were started last year, and strong operational performances in Botswana, Ghana and Uganda, the latter two enjoying further market share gains over the period. In addition, currency strength in Botswana, Swaziland and Lesotho improved the overall reported performance.

Beverage volumes in Castel, in which we have a 20% interest, were up 33%, and our share of their reported EBITA has increased accordingly. We are currently negotiating our interest in Castel's recent acquisitions in Algeria and Morocco, in line with our strategic alliance arrangements.

Asia

Our Chinese beverage volume growth for the first six months was 8%. Within this, organic beer volume growth was up by 3%, impacted by the SARS epidemic, with a marginal increase in EBITA. In June SABMiller announced the acquisition of a 29.6% stake in Harbin from its largest shareholder, China Enterprise Development Fund ("CEDF"), for HK$675 million (approximately US$87 million) in cash.

In May SABMiller became the strong number two brewer in the high growth Indian beer market, through a joint venture with the Shaw Wallace group of companies. The integration process is underway, and the business is performing to our initial expectations despite the high level of monsoon rainfall.

South Africa:

Beer South Africa

Financial summary	2003 US$m	2002 US$m	% change
Turnover	**831**	524	59
EBITA	**184**	118	56
EBITA margin (%)	**22.2**	22.6	
Sales volumes (hl 000's)	***11,651***	*11,083*	5

Beer volumes for the six months to September grew by 5.1%, boosted by the timing of Easter. Volume growth has been assisted by effective trade promotions, price point management and increased availability of alcoholic fruit beverages (AFBs), and through the introduction of the premium brands, Pilsner Urquell and Miller Genuine Draft.

Strong operational performance is evident across the business, with manufacturing efficiencies at an all-time high. Together with the benefit of increased pricing, this has led to a 14% increase in South African rand EBITA. This performance has been enhanced by the strengthening of the rand, leading to a 56% increase in EBITA over the prior year. EBITA margin of 22.2% is impacted negatively by the launch costs of our premium brands, raw material hedging and a reduced margin on our export business due to the strength of the local currency.

Beer South Africa increased its share of the total alcoholic drinks market to 58.3%, with gains in the mainstream, premium and AFB segments through successful brand marketing and improved promotions. Strong growth in the premium segment is driven mainly by Amstel, Castle Lite, Pilsner Urquell and Miller Genuine Draft, whilst Brutal Fruit has recorded further robust growth in the AFB segment. We expect Pilsner Urquell and Miller Genuine Draft to replace all of the previous Heineken volume following the ending last year of our joint venture arrangement. In addition, the availability of low priced wine has reduced over the past few months, with a consequential increase in wine retail selling prices.

In September 2003 the National Assembly approved the new Liquor Bill, which accommodates most of the industry's concerns, and in particular allows companies to hold licences in both manufacturing and distribution. There is to be an automatic conversion of existing licences and licence holders must demonstrate within twelve months that they meet certain criteria set by the Minister of Trade and Industry. We believe that the criteria are sound. During the legislative process the Government committed itself to ensuring that the Bill would not adversely affect the industry's efficiency.

Other Beverage Interests

Financial summary	2003 US$m	2002 US$m	% change
Turnover	**455**	305	49
- ABI	**353**	228	55
EBITA *	**42**	29	45
- ABI	**32**	22	45
EBITA margin (%) *	**9.0**	9.5	
- ABI	**9.0**	9.4	
Sales volumes (hl 000's)			
Soft drinks	***5,374***	*5,146*	*4*
- ABI	***5,261***	*4,962*	*6*

** Before exceptional profit of US$13 million on disposal of trademarks in 2003.*

Amalgamated Beverage Industries (ABI)

For the six months to 30 September 2003 ABI achieved a positive performance with beverage volumes growing 6% to 5.26 million hectolitres. Volume growth was supported by increases in consumer disposable income, the timing of Easter and new pack and flavour innovations. Vanilla Coke was successfully launched and contributed to growth in brand Coke and ABI moved into the cordial market with the launch of the new Bibo cordial.

EBITA increased by 45% to US$32 million, as a result of higher volumes, price increases, and improved market execution and efficiency improvements, assisted by currency strength. The factors were offset to a degree by product input cost pressures and negative mix effects.

Appletiser

Total volumes in South Africa were in line with prior year, with earnings benefiting from the strength of the rand. Appletiser has continued to invest in marketing in the UK, with the objectives of improved brand awareness and volume growth over time.

The Just Juice and Valpre spring water brands were sold to a subsidiary of The Coca-Cola Company with effect from 24 April 2003, and the profit on disposal of these trademarks of US$13 million is excluded from the EBITA tabled above.

Distell

Turnover in local currency is broadly in line with prior year, whilst earnings have increased following the merger between Distillers Corporation and Stellenbosch Farmers' Winery. This increase in earnings has been enhanced by the strengthening rand exchange rate.

Hotels and Gaming

Financial summary	**2003# US$m**	2002^ US$m	% change
Turnover	**100**	91	10
EBITA	**19**	17	12
EBITA margin (%)	**19.4**	19.2	
*Revpar **	***$37.79***	*$28.45*	*33*

 # SABMiller 49% share of the new Tsogo Sun Group formed on 31 March 2003.
^ SABMiller 100% share of Hotels and 50% share of Gaming.
** Revenue per available room.*

With effect from 31 March 2003, SABMiller disposed of 51% of its hotel operations and a 1% interest in its gaming business, and as a result became a 49% shareholder in the Tsogo Sun Group (TSG). The business reported a strong first half performance and our share of EBITA for the period was US$19 million.

The gaming market has grown strongly, up 12% in the Gauteng district, with TSG benefiting from the opening of phase II of the Suncoast development in Durban. While hotel occupancies were down on the same period last year this was offset by an increase in average room rates.

Financial information

Segmental analysis

Information is provided on volumes, turnover, EBITA and EBITA margin, together with a commentary on each segment, in accordance with the basis on which the businesses are managed.

Accounting for volumes

In the determination and disclosure of reported sales volumes the group aggregates the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where the group *exercises significant influence but primary responsibility for day to day management rests with others* (such as Distell and Castel). In these latter cases, the financial results of operations are equity accounted in terms of UK GAAP, but volumes are excluded. Contract brewing volumes are excluded from total volumes, however turnover from contract brewing is included within group turnover. Reported volumes exclude intra-group sales.

Constant currency comparisons

The group has made some disclosures of its results on a constant currency basis, to analyse the effects of changes in exchange rates. Constant currency results have been determined by translating the local currency denominated results for the six months to 30 September 2003 at the exchange rates for the comparable period in the prior year.

Acquisitions

The acquisition of a 60% interest in Birra Peroni SpA, the number two brewer in Italy, with options to increase the holding in the future, was completed on 4 June 2003, although control passed to SABMiller on 21 May 2003 when the SABMiller appointed directors assumed control of the business. Consequently the business has been accounted for from 21 May 2003. The acquisition was funded in cash from existing resources.

With effect from 21 May 2003, SABMiller's Indian subsidiary, Mysore Breweries Limited, and Shaw Wallace and Company Limited (Shaw Wallace) entered into a joint venture agreement whereby the brewing interests and licences of the two businesses will be combined in one company, Shaw Wallace Breweries Limited, in which each will hold 50% upon completion.

SABMiller completed the acquisition of a 29.6% stake (28.1% effective interest) in Harbin Brewery Group Limited, China's fourth largest brewer, on 29 June 2003.

Goodwill amortisation

Goodwill amortisation at US$178 million for the half year is significantly higher than prior periods reflecting the major acquisition activity undertaken over the past 18 months.

Treasury

Gross borrowings have increased to US$3,947 million from US$3,523 million at 31 March 2003, principally as a result of the borrowings made to fund acquisitions, whilst net debt has also increased to US$3,344 million. In August 2003 the US$2,000 million bank facility assumed with Miller Brewing Company was refinanced with the successful issue of US$1,100 million ten-year bonds and US$600 million five-year bonds by Miller Brewing Company, with effective interest rates of 5.21% and 3.94% respectively, the balance being repaid from surplus cash resources. Concurrently SABMiller plc also issued US$300 million 30-year bonds with an effective interest rate of 6.41%. The effective interest rates are after taking into account hedges, which were put in place prior to the issuance of the bonds, to protect against rising interest rates. The average loan maturity, in respect of the US$ fixed term debt portfolio is some 8 years, whereas the various other currency borrowings tend to be of a one year revolving nature and the average borrowing rate is now 5.3%.

Interest

Net interest payable of US$88 million is up from US$74 million in the prior period due to the increase in borrowings incurred regarding the acquisitions undertaken over the past eighteen months.

Taxation

The effective tax rate, before goodwill amortisation and exceptional items, is 34.5%. This compares to 32.5% in the prior year, excluding the exceptional deferred tax credit. The increase compared to the prior year and the year to 31 March 2003 is attributable to an increased proportion of profits being earned in companies with higher effective tax rates, principally Miller.

Associates

The share of operating profit of associates has increased by US$19 million compared to the same period in the prior year, with the majority of the increase coming from Castel in Africa and from the Hotels and Gaming division, now treated as an associate following the partial disposal at 31 March 2003.

Dividend

The board has declared an interim dividend of 7.5 US cents per share. The dividend will be payable on 22 December 2003 to all shareholders registered on the London and Johannesburg Registers on 5 December 2003. The ex-dividend trading dates as stipulated by the London Stock Exchange will be 3 December 2003 on the London Exchange and 1 December 2003 on the Johannesburg Securities Exchange as stipulated by STRATE. As the group reports primarily in US dollars, dividends are declared in US dollars. They are payable in sterling to shareholders on the UK section of the register and South African rand to shareholders on the RSA section of the register. The rates of exchange applicable on 14 November 2003, being the last practical date before the declaration date will be used for the conversion ($/£ = 1.6853 and R/$ = 6.6875), resulting in an equivalent interim dividend of UK 4.4502 pence per share for UK shareholders and SA 50.1563 cents per share for RSA shareholders.

To comply with the requirements of STRATE in South Africa, from the close of business on 28 November 2003 *until the close of business on 5 December 2003 no transfers between the UK and South* African Registers will be permitted and no shares will be materialised or dematerialised.

This statement, which should be read in conjunction with the independent review report of the auditors set out below, is made to enable shareholders to distinguish the respective responsibilities of the directors and the auditors in relation to the consolidated interim financial information, set out on pages 16 to 28, which the directors confirm has been prepared on a going concern basis and follows all applicable accounting standards. The directors consider that the group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates.

A copy of the interim report of the group is placed on the company's website. The directors are responsible for the maintenance and integrity of information on the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

On behalf of the board

E A G Mackay
Chief Executive

M I Wyman
Chief Financial Officer

20 November 2003

INDEPENDENT REVIEW REPORT TO SABMILLER plc

Introduction

We have been instructed by the company to review the financial information which comprises the profit and loss account, the statement of total recognised gains and losses, the balance sheet, the cash flow statement, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.

A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

This report has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

PricewaterhouseCoopers LLP
Chartered Accountants

London
20 November 2003

	Notes	**Six months ended 30/9/03 Unaudited US$m**	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Turnover (including share of associates' turnover)	2	**6,328**	3,977	9,112
Less: share of associates' turnover		**(585)**	(388)	(817)
Group turnover	2	**5,743**	3,589	8,295
Net operating costs		**(5,130)**	(3,205)	(7,492)
Group operating profit	2	**613**	384	803
Share of operating profit of associates	2	**83**	64	126
Profit on disposal of trademarks	3	**13**	-	-
Surplus on pension fund of disposed operation	3	**45**	-	-
Profit on partial disposal of subsidiary	3	**-**	-	4
Profit on ordinary activities before interest and taxation		**754**	448	933
Net interest payable		**(88)**	(74)	(163)
Group		**(71)**	(65)	(142)
Associates		**(17)**	(9)	(21)
Profit on ordinary activities before taxation		**666**	374	770
Taxation on profit on ordinary activities	4	**(271)**	(148)	(349)
Profit on ordinary activities after taxation		**395**	226	421
Equity minority interests		**(86)**	(66)	(125)
Profit for the financial period		**309**	160	296
Basic earnings per share (US cents)	5	**25.9**	16.7	27.5
Headline earnings per share (US cents)	5	**34.7**	26.7	52.6
Adjusted basic earnings per share (US cents)	5	**35.5**	26.8	54.0
Diluted earnings per share (US cents)	5	**25.4**	16.6	27.4
Adjusted diluted earnings per share (US cents)	5	**34.4**	26.0	52.7
Dividend per share (US cents)		**7.5**	6.5	25.0

	30/9/03 Unaudited US$m	30/9/02 Unaudited US$m	31/3/03 Audited US$m
Fixed assets			
Intangible assets	**6,645**	6,486	6,451
Tangible assets	**3,617**	3,098	3,244
Investments	**1,692**	1,145	1,365
Investments in associates	**1,029**	497	705
Other fixed asset investments	**663**	648	660
	11,954	10,729	11,060
Current assets			
Stock	**557**	407	456
Debtors	**1,046**	829	802
Investments	**17**	5	2
Cash at bank and in hand	**586**	319	559
	2,206	1,560	1,819
Creditors - amounts falling due within one year	**(2,662)**	(1,547)	(4,027)
Interest bearing debt	**(850)**	(212)	(2,409)
Other	**(1,812)**	(1,335)	(1,618)
Net current (liabilities)/assets	**(456)**	13	(2,208)
Total assets less current liabilities	**11,498**	10,742	8,852
Creditors - amounts falling due after one year	**(3,163)**	(3,362)	(1,130)
Interest bearing debt *	**(3,097)**	(3,346)	(1,114)
Other	**(66)**	(16)	(16)
Provisions for liabilities and charges	**(862)**	(651)	(743)
Net assets	**7,473**	6,729	6,979
Ordinary shareholders' funds	**6,637**	6,002	6,201
Equity minority interests	**836**	727	778
Capital employed	**7,473**	6,729	6,979

** Includes US$592 million (30/9/02: US$588 million, 31/3/03: US$590 million) 4.25% guaranteed convertible bonds.*

	Notes	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Net cash inflow from operating activities	6	**1,088**	694	1,568
Dividends received from associates		**11**	13	27
Returns on investments and servicing of finance				
Interest received		**20**	19	39
Interest paid		**(72)**	(73)	(159)
Interest element of finance lease rental payments		**(1)**	(5)	(11)
Dividends received on other investments		**3**	1	3
Dividends paid to minority interests		**(85)**	(84)	(137)
Net cash outflow from returns on investments and servicing of finance		**(135)**	(142)	(265)
Taxation paid		**(244)**	(137)	(286)
Capital expenditure and financial investments				
Purchase of tangible fixed assets		**(258)**	(186)	(445)
Sale of tangible fixed assets		**14**	11	16
Purchase of investments		**(4)**	(15)	(21)
Sale of investments		**6**	3	3
Net cash outflow for capital expenditure and financial investments		**(242)**	(187)	(447)
Acquisitions and disposals				
Purchase of subsidiary undertakings		**(331)**	(46)	(52)
Net (overdraft)/cash acquired with subsidiary undertaking		**(98)**	6	6
Sale of subsidiary undertakings		**30**	-	44
Net cash disposed with subsidiary undertakings		**(8)**	-	(42)
Proceeds from pension fund of disposed operation		**45**	-	-
Proceeds from disposal of trademarks		**13**	-	-
Purchase of shares from minorities		**(16)**	(7)	(8)
Purchase of shares in associates		**(247)**	(6)	(6)
Net funding from associates		**1**	4	4
Net cash outflow for acquisitions and disposals		**(611)**	(49)	(54)
Equity dividends paid to shareholders		**(219)**	(141)	(203)
Management of liquid resources				
Sale of short-term liquid instruments		**-**	40	43
Cash (placed in)/withdrawn from short-term deposits		**(15)**	-	1
Net cash (outflow)/inflow from management of liquid resources		**(15)**	40	44
Financing				
Issue of shares		**1**	1	2
Issue of shares to minorities		**2**	3	2
New loans raised		**2,711**	155	190
Repayment of loans		**(2,468)**	(219)	(330)
Net cash inflow/(outflow) from financing		**246**	(60)	(136)
(Decrease)/increase in cash in the period	7	**(121)**	31	248

	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Profit for the financial period	**309**	160	296
Currency translation differences on foreign currency net investments	**216**	154	428
Other movements	**(1)**	2	3
Total recognised gains and losses for the period	**524**	316	727

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the six months ended 30 September

	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Profit for the financial period	**309**	160	296
Other recognised gains and losses relating to the period (net)	**215**	156	431
Goodwill written back on sales of subsidiaries	**-**	-	8
Dividends declared by SABMiller plc *	**(89)**	(63)	(283)
Nominal value of shares issued for the acquisition of Miller Brewing Company	**-**	43	43
Merger relief reserve arising on shares issued for the acquisition of Miller Brewing Company	**-**	3,395	3,395
Net proceeds on ordinary shares issued for cash	**1**	2	2
Net increase in shareholders' funds	**436**	3,693	3,892
Shareholders' funds at start of period	**6,201**	2,309	2,309
Shareholders' funds at end of period	**6,637**	6,002	6,201

** Safari Limited waives its right to a dividend (prior year dividend received on shares held by Safari Limited netted off).*

1. Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention in accordance with Accounting Standards applicable in the United Kingdom, and, on the basis of the accounting policies, all of which have been applied consistently throughout the period and the preceding year as set out in note 2 of the 2003 annual report.

The group financial statements consolidate those of the company and all of its subsidiary undertakings together with the attributable share of the results of associated undertakings. The principal subsidiary and associated undertakings are all coterminous with those of the company, except for the group's significant associated undertaking, Distell Group, which has a statutory accounting reference date of 30 June and is therefore accounted for three months in arrears.

The financial information in this report does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985 (as amended).

2. Segmental analysis

Turnover	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Business segment analysis			
Americas:			
North America	**2,579**	1,307	3,473
Central America	**282**	261	514
Europe	**1,337**	899	1,646
Africa and Asia	**744**	590	1,209
Associates' share	**(342)**	(253)	(480)
	402	337	729
South Africa:			
Beer South Africa	**831**	524	1,270
Other Beverage Interests	**455**	305	788
Associates' share	**(143)**	(98)	(244)
	312	207	544
Hotels and Gaming	**100**	91	212
Associates' share	**(100)**	(37)	(93)
	-	54	119
Group	**6,328**	3,977	9,112
Associates' share	**(585)**	(388)	(817)
	5,743	3,589	8,295

2. Segmental analysis *(continued)*

Operating profit	**Six months ended 30/9/03 Unaudited US$m**	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Business segment analysis			
Americas:			
North America	**132**	39	75
Central America	**9**	7	10
Europe	**229**	151	239
Africa and Asia	**123**	109	219
Associates' share	**(51)**	(48)	(79)
	72	61	140
South Africa:			
Beer South Africa	**184**	118	338
Other Beverage Interests	**42**	29	120
Associates' share	**(13)**	(8)	(26)
	29	21	94
Hotels and Gaming	**19**	17	42
Associates' share	**(19)**	(8)	(21)
	-	9	21
Central administration	**(27)**	(22)	(44)
Group – excluding exceptional items	**711**	448	999
Associates' share	**(83)**	(64)	(126)
	628	384	873
Exceptional items			
North America	**(13)**	-	(58)
Central America	**(2)**	-	(12)
Group – including exceptional items	**696**	448	929
Associates' share	**(83)**	(64)	(126)
	613	384	803

2. Segmental analysis *(continued)*

EBITA	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Business segment analysis			
Americas:			
North America	**249**	97	250
Central America	**32**	31	56
Europe	**256**	169	275
Africa and Asia	**134**	114	233
Associates' share	**(58)**	(49)	(85)
	76	65	148
South Africa:			
Beer South Africa	**184**	118	338
Other Beverage Interests	**42**	29	120
Associates' share	**(13)**	(8)	(26)
	29	21	94
Hotels and Gaming	**19**	17	42
Associates' share	**(19)**	(8)	(21)
	-	9	21
Central administration	**(27)**	(22)	(44)
Group – excluding exceptional items	**889**	553	1,270
Associates' share	**(90)**	(65)	(132)
	799	488	1,138
Exceptional items			
North America	**(13)**	-	(58)
Central America	**(2)**	-	(12)
OBI (Appletiser)	**13**	-	-
Hotels and Gaming	**-**	-	4
Central administration	**45**	-	-
Group – including exceptional items	**932**	553	1,204
Associates' share	**(90)**	(65)	(132)
	842	488	1,072

2. Segmental analysis *(continued)*

EBITDA	**Six months ended 30/9/03 Unaudited US$m**	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Business segment analysis			
Americas:			
North America	**322**	133	348
Central America	**53**	54	90
Europe	**323**	223	387
Africa and Asia	**93**	86	166
South Africa:			
Beer South Africa	**226**	143	403
Other Beverage Interests	**45**	29	119
Hotels and Gaming	**-**	12	27
Central administration	**(25)**	(31)	(36)
Group – excluding exceptional items	**1,037**	649	1,504
Exceptional items			
North America	**(1)**	-	(12)
Central America	**(2)**	-	(9)
Group – including exceptional items	**1,034**	649	1,483

3. Exceptional items

The following items were treated as exceptional items by the group during the six months ended 30 September:

	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Recognised in operating profit:			
North America	**(13)**	-	(58)
Miller integration and restructuring costs	**(13)**	-	(23)
Brewery closure costs in Tumwater (USA)	**-**	-	(35)
Central America			
Restructuring costs	**(2)**	-	(12)
	(15)	-	(70)
Taxation	**6**	-	23
Minority interests' share of the above items	**1**	-	4

Following the acquisition of Miller Brewing Company, its amalgamation with the rest of the group's business has given rise to integration and restructuring costs during the six months under review amounting to US$13 million (2002: US$ nil). These costs relate mainly to severance expenses.

Following the group's acquisition of brewing and soft drink bottling interests in Central America towards the end of 2001, costs have been incurred to restructure the Central American operations. These expenses consist of retrenchment costs of US$2 million (2002: US$ nil).

	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Recognised after operating profit:			
The South African Breweries Limited			
Surplus on pension fund of disposed operation	**45**	-	-
Appletiser SA			
Profit on disposal of trademarks	**13**	-	-
Hotels and Gaming			
Gain on partial disposal of subsidiary	**-**	-	12
Goodwill previously eliminated against reserves	**-**	-	(8)
Profit on partial disposal of subsidiary	**-**	-	4
	58	-	4
Taxation	**(1)**	-	-

The group is still in dispute resolution with Shoprite Holdings Limited regarding the disposal of the OK Bazaars some years ago. As a result of a surplus arising from the liquidation of the OK Bazaars pension fund, which was returned to the Shoprite group, Shoprite has paid The South African Breweries Limited, OK Bazaars' former parent company, an after tax equivalent amount of $45 million, pursuant to the sale agreement.

In the period, Appletiser SA recorded a pre-tax profit on the disposal of its Valpre and Just Juice trademarks of $13 million, which were sold to a subsidiary of The Coca-Cola Company (TCCC). Appletiser continues to produce the Valpre and Just Juice brands under a manufacturing agreement with TCCC.

4. Taxation on profit on ordinary activities

	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Current taxation	**252**	135	285
Under/(over) provision in respect of prior year	**1**	(1)	1
Withholding taxes and secondary taxation on companies	**8**	4	13
Share of associates' taxation charge	**16**	12	30
Deferred taxation	**(6)**	(2)	20
	271	148	349
Effective tax rate, before goodwill amortisation and exceptional items (%)	**34.5**	30.8	33.6

Effective tax rate before deferred tax credit of US$8 million on ABI assessed loss from prior years in the six months ended 30 September 2002 (US$9 million for the year ended 31 March 2003) was 32.5% (34.4%).

5. Earnings per share

	Six months ended 30/9/03 Unaudited US cents	Six months ended 30/9/02 Unaudited US cents	Year ended 31/3/03 Audited US cents
Basic earnings per share	**25.9**	16.7	27.5
Headline earnings per share	**34.7**	26.7	52.6
Adjusted basic earnings per share	**35.5**	26.8	54.0
Diluted earnings per share	**25.4**	16.6	27.4
Adjusted diluted earnings per share	**34.4**	26.0	52.7

The calculation of basic earnings per share has been based on the profit for the financial period as shown below, and on a weighted average number of shares in issue of 1,191,857,007 (2002: 960,541,589).

At 30 September 2003 there were 12,789,564 share options outstanding under the SABMiller plc Executive Share Purchase Scheme (South Africa), 7,774,184 share options outstanding under the SABMiller plc Executive Share Option Scheme (Approved Scheme and Unapproved (No 2) Scheme combined) and 1,909,533 conditional awards under the SABMiller plc Performance Share Awards Scheme which have not yet vested, 1,822,643 share purchase options outstanding under SABMiller plc International Employee Share Scheme and 3,799,000 stock appreciation rights under the SABMiller plc International Employee Stock Appreciation Rights Scheme. The calculation of diluted earnings per share is based on a weighted average number of shares in issue of 1,263,355,903 after adjusting for 71,498,896 weighted potentially dilutive ordinary shares arising from the share options and the guaranteed convertible bond, and the profit for the financial period as shown below, adjusted for an interest saving of US$12 million (after tax) on the 4.25% guaranteed convertible bond. The average share price of SABMiller plc since the beginning of the financial year, used in determining the number of potentially dilutive ordinary shares, is US$6.99 compared with an average strike price on the outstanding options of US$7.19. The guaranteed convertible bond was not dilutive in respect of basic earnings per share for the six months ended 30 September 2002 nor the year ended 31 March 2003.

The group has also presented an adjusted basic earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research ('IIMR')'s Statement of Investment Practice No. 1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

5. Earnings per share *(continued)*

	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Profit for the financial period	**309**	160	296
Amortisation of goodwill	**178**	105	271
Surplus on pension fund of disposed entity	**(45)**	-	-
Profit on disposal of trademarks	**(13)**	-	-
Brewery closure costs in Tumwater (USA)	**-**	-	35
Profit on partial disposal of subsidiary	**-**	-	(4)
Impairment costs in South Africa	**-**	-	4
(Profit)/loss on sale of fixed assets and investments	**(4)**	3	-
Tax effects of the above items	**1**	(1)	(15)
Minority interests' share of the above items	**(11)**	(10)	(21)
Headline earnings (basic)	**415**	257	566
Integration/reorganisation costs *	**15**	9	35
Tax effects of the above items	**(6)**	(1)	(9)
Deferred tax adjustment due to assessed loss (ABI)	**-**	(8)	(9)
Minority interests' share of the above items	**(1)**	-	(2)
Adjusted earnings	**423**	257	581

* *Comprises integration costs of Miller of US$13 million (30/9/02: US$5 million; 31/3/03: US$23 million) and reorganisation costs in Central America of US$2 million (30/9/02: US$4 million; 31/3/03: US$12 million).*

6. Reconciliation of operating profit to net cash inflow from operating activities

	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
Operating profit	**613**	384	803
Depreciation: Tangible fixed assets	**187**	134	289
Depreciation: Containers	**34**	20	55
Container breakages and shrinkage	**15**	8	20
Amortisation of intangible fixed assets	**171**	104	265
Dividends received from other investments	**(3)**	(1)	(3)
(Profit)/loss on sale of fixed assets	**(3)**	3	(1)
Miller integration costs	**12**	-	11
Impairment provision in South Africa	**-**	-	4
Brewery closure costs in Tumwater (USA)	**-**	-	35
Central America reorganisation costs	**-**	-	3
Deferred income	**(1)**	-	(3)
Other non-cash movements	**9**	(3)	5
Net cash inflow from operating activities before working capital movements ('EBITDA')	**1,034**	649	1,483
Increase in stock	**(12)**	(30)	(44)
Increase in debtors	**(56)**	(33)	20
Increase in creditors	**122**	108	109
Net cash inflow from operating activities	**1,088**	694	1,568

Operating cash flows include cash outflows relating to exceptional items of US$1 million (30/9/02: nil; 31/3/03 US$12 million) in respect of Miller integration costs and US$2 million (30/9/02: nil; 31/3/03: US$9 million) in respect of reorganisation costs in Central America.

7. Reconciliation of net cash flow to movement in net debt

	Six months ended 30/9/03 Unaudited US$m	Six months ended 30/9/02 Unaudited US$m	Year ended 31/3/03 Audited US$m
(Decrease)/increase in cash	**(121)**	31	248
Net cash (inflow)/ outflow from (increase)/decrease in debt and lease financing	**(243)**	64	140
Cash outflow/(inflow) from increase/(decrease) in liquid resources	**15**	(40)	(44)
Change in net debt resulting from cash flows	**(349)**	55	344
Loans and finance leases acquired with subsidiary undertakings	**(110)**	(2,019)	(2,008)
Loans and finance leases disposed with subsidiary undertakings	**29**	-	9
Exchange movements	**(5)**	(23)	(58)
Cash inflow from interest rate hedges	**56**	-	-
Amortisation of bond costs	**(3)**	(2)	(4)
Movement in net debt in the period	**(382)**	(1,989)	(1,717)
Opening net debt	**(2,962)**	(1,245)	(1,245)
Closing net debt	**(3,344)**	(3,234)	(2,962)

A total of US$56 million was received in relation to the interest rate hedges on the bond issues, which is being amortised through the profit and loss account over the life of the bonds.

This press release does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller plc (the "Company") in any jurisdiction or an inducement to enter into investment activity.

This press release includes 'forward-looking statements'. These statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this press release, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this press release. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this press release on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

SABMiller plc
(Registration No. 3528416)

Company Secretary
A O C Tonkinson

Registered Office
Dukes Court, Duke Street
Woking
Surrey, England
GU21 5BH
Telefax +44 1483 264103
Telephone +44 1483 264000

Head Office
One Stanhope Gate
London, England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

Internet address
http://www.sabmiller.com

Investor Relations
investor.relations@sabmiller.com
Telephone +44 20 7659 0100

Independent Auditors
PricewaterhouseCoopers LLP
1 Embankment Place
London, England
WC2N 6RH
Telefax +44 20 7822 4652
Telephone +44 20 7583 5000

Registrar (United Kingdom)
Capita Registrars
The Registry
34 Beckenham Road
Beckenham,
Kent, England
BR3 4TU
Telefax +44 20 8658 3430
Telephone +44 20 8639 2157 (outside UK)
Telephone 0870 162 3100 (from UK)

Registrar (South Africa)
Computershare Limited
70 Marshall Street, Johannesburg, 2000
Postal address
PO Box 61051
Marshalltown 2107
South Africa
Telefax +27 11 370 5487
Telephone +27 11 370 5000

United States ADR Depositary
The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America
Telefax +1 212 815 3050
Telephone +1 212 815 2051

Internet: www.bankofny.com
Toll free +1 888 269 2377 (USA & Canada only)